HealthSpring, Inc.
44 Vantage Way, Suite 300
Nashville, TN 37228
January 31, 2006
via EDGAR, facsimile and FedEx
Mr. Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0303

Re:	HealthSpring, Inc. (the “Registrant”)
Registration Statement on Form S-1 (Commission File No. 333-128939)
(as amended, the “Registration Statement”)
Dear Mr. Riedler:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of the Registrant, requests acceleration of the effective date of the Registration Statement, to 2:30 p.m., Eastern Time, on Thursday, February 2, 2006, or as soon as practicable thereafter.
     The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the Commission that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Sincerely,
/s/ J. Gentry Barden
J. Gentry Barden
Senior Vice President, General Counsel and Secretary

Cc:	Howard H. Lamar, III, Esq., Bass, Berry & Sims PLC
J. James Jenkins, Jr., Esq. Bass, Berry & Sims PLC
Richard B. Aftanas, Esq., Skadden, Arps, Slate, Meagher & Flom LLP